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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 1999

                      SPARKLING SPRING WATER GROUP LIMITED

                  200 SEA PINES RD., BELLINGHAM, WA, USA 98226
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                Form 20-F     X                    Form 40-F
                            -----                              -----


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]


                Yes                                No            X
                            -----                              -----

         On August 15, 1999, Sparkling Spring Water Group Limited issued a press release announcing improved second quarter revenues and earnings.

         Exhibit I - Press release dated August 15, 1999 announcing improved second quarter revenues and earnings.



                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                  Sparkling Spring Water Group Limited


                            By:
                                   --------------------------------------
                            Name:  David M. Arnold
                            Title: Vice President Finance, Treasurer

Date:    August 31, 1999


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                                                                       EXHIBIT I

PRESS RELEASE (For Immediate Release)                         August 15, 1999

                      SPARKLING SPRING WATER GROUP LIMITED
                        ANNOUNCES IMPROVED SECOND QUARTER
                              REVENUES AND EARNINGS
                          (ALL CURRENCY AMOUNTS IN US$)

VANCOUVER, B.C. ---- Sparkling Spring Water Group Limited announced second quarter revenues of $16.1 million up 11.4% from the second quarter of 1998. EBITDA for the quarter was $5.0 million up 18.3% from the 1998 period. Including an extraordinary gain of approximately $0.8 million from the repurchase of $10 million face value of its 11.5% Senior Subordinated Notes, the Company recorded net income of approximately $1.0 million for the quarter.

For the six months ending June 30th, revenues were $30.5 million and EBITDA was $8.4 million, up 16% and 20% respectively from the 1998 period. Interest expense was $5.1 million up $0.8 million from 1998. Interest expense was reduced by approximately $1.3 million in 1999 and 1998 due to increases in the value of the Company's currency swaps primarily driven by decreases in the exchange rates for the Pound Sterling and Canadian Dollar in 1999 and 1998, respectively. Declines in the currency exchange rates of the Pound Sterling and Canadian Dollar reduced 1999 year-to-date revenue and EBITDA by approximately $0.7 million and $0.2 million or by 2.5% and 2.6% respectively.

"I am pleased with the second quarter and six month results. We have worked hard to control expenses and improve our internal operations and expect to achieve our 1999 targets" said Mr. G. John Krediet, Chairman.

The Company's improved results were driven by an increase in its home and office water business which experienced a 22% increase in water revenues from 1998. Adjusted for acquisitions and currency exchange rate differentials, home and office water revenue increased approximately 13% and total revenue increased by 9% as small pack case sales and revenue were down from the previous year. The EBITDA margin improved to 31% in the second quarter up 1.8% from 1998 driven by a 1.1% decline in selling, delivery and administrative expenditures as a percentage of revenue. For the six months ended June 30, 1999, the EBITDA margin improved to 27.6%, an increase of 1.0% over the 1998 period. During the first six months of 1999 the Company's customer base grew by 2.7% to approximately 153,000 from an adjusted base of 149,000 at December 31, 1998.

Commenting on the 1999 six month results, Mr. Stewart E. Allen, President of Sparkling Spring noted, "Our solid financial performance was achieved despite unseasonably cool and wet weather in the Pacific Coast region during the first six months of the year. We are now moving toward a greater focus on customer growth and expect to see increased customer additions in the last half of the year compared to the first half of 1999."


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                                       2

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment now serving approximately 155,000 customer locations. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia Canada, "Cullyspring" and "Crystal Springs" in Washington State and "Crystal Springs" in Oregon State.

The statements contained in this release that are not historical facts are forward-looking statements. These forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations and labor relations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
200 Sea Pines Rd
Bellingham, WA 98226
360-671-2602
Fax:  360-671-2604